Artisoft, Inc. and Subsidiaries
                  EXHIBIT 11. COMPUTATION OF NET LOSS PER SHARE
                    (in thousands, except per share amounts)

                                               Three Months Ended            Six Months Ended
                                                   December 31,               December 31,
                                               --------------------        --------------------
                                                  1996       1996            1996        1995
                                                  ----       ----            ----        ----
Net Loss                                       $ (1,950)  $ (13,234)       $ (5,335)   $(12,770)
                                               ========   =========        ========    ========
Weighted Average Shares:
   Common shares outstanding                     14,536      14,464          14,530      14,452

   Common Equivalent shares representing
   shares issuable upon exercise of stock
   options (1)                                     --          --              --           413
                                               --------   ---------        --------    --------
       Total weighted average shares -
           primary                               14,536      14,464          14,530      14,865

Primary net loss per common and
equivalent share (2)                           $   (.13)  $    (.91)       $   (.37)   $   (.86)
                                               ========   =========        ========    ========

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Notes:

(1)    Amount calculated using the treasury stock method and fair market values.
(2) Primary and fully diluted net income per common and equivalent shares are the same
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